82-4504 ~~82-2504~~

ROCK RESOURCES INC.

(the "Company")

NEWS RELEASE

July 2, 2002

Following the greater involvement by the European supporters of the Company, management is pleased to announce that Graeme Rowland has been appointed President and CEO of the Company effective June 27, 2002. Tom Kennedy has been appointed Vice President Corporate Communications.

On behalf of the Board of Directors:

"Graeme Rowland"

Graeme Rowland, President
and Chairman of the Board

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities of the corporation have not been and will not be registered under the U.S. Securities Act, 1933, as amended, and subject to certain exemptions may not be offered or sold in the United States or to U.S. persons. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

dlw 7/22

TSX VENTURE: RCK
Suite #2120 – 1055 West Hastings Street, Vancouver, BC V6E 2E9
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources..com - Web Site: www.rockresources.com

ROCK RESOURCES INC.

(the "Company")

02 JUL 21

NEWS RELEASE

July 10, 2002

INITIAL SUCCESS ON MARGARITA GOLD PROPERTY

MARGARITA GOLD PROJECT, ARIZONA, USA:

Further to Rock's news release of June 5, 2002, Rock is pleased to announce the completion of the initial work program in the bonanza style epithermal gold target. Subsequent to the establishing of a control grid for geophysical and geological surveys, Rock's geological team completed a VLF EM (very low frequency electro magnetic) survey over the grid.

This survey which is designed to map water saturated structures and faults was successful in mapping strong north, northwest trending structures which were intersected by northeast trending structures. The intersections of the structures coincided with the silica caps and old mine workings.

The Company has let out a contract to perform an Induced Polarization Survey (IP) over the surveyed area. The 16 km (10 mile) survey will test for steep dipping quartz filled structures which may host, vein gold mineralization. The IP survey will commence this month. The VLF EM and the IP surveys are necessary to determine the location for drilling.

The Margarita Gold Property is located in the Oro Blanco Mining District, Santa Cruz County, southern Arizona, USA. The Margarita is an epithermal gold property with several stratiform silicified zones containing 1 to 3 grams of gold per tonne. Historical, turn of the 19th century mines exploited the upper parts of quartz veins underlying these silicified zones. These old mines produced gold grades ranging from 0.3 to 0.5 ounces gold per ton. Although various companies completed extensive shallow drilling to test these zones, none of the companies did any systematic work to search for the bonanza style mineralization that should be located under these flat lying caps.

On behalf of the Board of Directors:

"Graeme Rowland"

Graeme Rowland, President
and Chairman of the Board

TSX VENTURE: RCK
Suite #2120 – 1055 West Hastings Street, Vancouver, BC V6E 2E9
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources..com - Web Site: www.rockresources.com